

25002996

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123 Expires: Nov. 30, 2026 Estimated average burden hours per response: 12

SEC FILE NUMBER
8-45310

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/24 (MM/DD/YY) AND ENDING 12/31/24 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Nationwide Planning Associates, Inc.

TYPE OF REGISTRANT (check all applicable boxes):
■ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

32-16 BROADWAY AVE, 2ND FLOOR
(No. and Street)

Fair Lawn	NJ	07410
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Michael Karalewich	(201) 476 - 0029	mkaralewich@nationwideplanning.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

RUBIO CPA, PC
(Name – if individual, state last, first, and middle name)

3500 Lenox Road NE, Suite 1500	Atlanta	GA	30326
(Address)	(City)	(State)	(Zip Code)

05/05/2009	3514
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michael Karalewich, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Nationwide Planning Associates, Inc., as of December 31, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

CHRISTINA HOPSON
NOTARY PUBLIC
STATE OF NEW JERSEY
ID # 50224664
MY COMMISSION EXPIRES AUG. 13, 2029

Signature: [signature]

Title: CEO

Notary Public [signature]

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ■ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

3500 Lenox Road NE
Suite 1500
Atlanta, GA 30326
770-690-8995

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders of
Nationwide Planning Associates, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Nationwide Planning Associates, Inc. (the "Company") as of December 31, 2024, the related statements of operations, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement to the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The information contained in Schedules I, II and III has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the information in Schedules I, II and III reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the accompanying schedules. In forming our opinion on the accompanying schedules, we evaluated whether the supplemental information, including its form and content, is presented

in conformity with 17 C.F.R. §240.17a-5. In our opinion, the aforementioned supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2006.

March 28, 2025
Atlanta, Georgia

Rubio CPA, PC
Rubio CPA, PC

Nationwide Planning Associates, Inc.

Financial Statements

For the Year Ended

December 31, 2024

Nationwide Planning Associates, Inc.
Statement of Financial Condition
December 31, 2024

Assets

Cash	$	222,028
Deposit with clearing broker		100,000
Due from clearing broker		826,246
Accounts receivable		467,183
Income taxes receivable		191,829
Prepaid Expenses		55,960
Property and equipment, net of accumulated depreciation of $ (714,230)		305,605
Right of use asset		457,395
Deposits		27,688
Total Assets	$	2,653,935

Liabilities and Stockholders' Equity

Liabilities		
Accounts payable and accrued expenses	$	552,290
Commissions payable		564,929
Accrued compensation		60,008
Lease liability		499,143
Subordinated loan		250,000
Total Liabilities	$	1,926,370
Stockholders' Equity	$	727,564
Total Liabilities and Stockholders' Equity	$	2,653,934

The accompanying notes are an integral part of these financial statements.

Nationwide Planning Associates, Inc.
Statement of Operations
For the Year Ended December 31, 2024

REVENUES	
Commissions	$ 12,532,010
Mutual Fund Fees	3,556,529
Private Placements	1,277,125
Interest Income	74,122
Fees from Registered Representatives	1,072,499
Other Income	651,243
Total Revenues	$ 19,163,528
Expenses	
Commissions, compensation and benefits	$ 15,500,828
Clearing services	761,163
Technology and communications	244,348
Occupancy & Equipment	549,093
Interest	13,542
Other expenses	2,548,693
Total Expenses	$ 19,617,667
Net loss before income taxes	$ (454,139)
Provision for Puerto Rico income taxes	-
Net Loss	$ (454,139)

The accompanying notes are an integral part of these financial statements.

Nationwide Planning Associates, Inc.
Statement of Cash Flows
For the Year Ended December 31, 2024

Cash flows from Operating Activities:		
Net loss	$	(454,139)
Items which do not impact cash:		
Depreciation		53,028
Adjustments to reconcile net loss to net cash used in operations:		
Increase in income tax receivable		(90,037)
Decrease in accounts receivable		150,417
Decrease in due from clearing broker		153,624
Increase in prepaid expenses		(9,023)
Decrease in due from related party		180,000
Decrease in right of use asset		64,639
Increase in accounts payable and accrued expenses		72,648
Decrease in commissions payable		(226,171)
Decrease in lease liability		(63,684)
Increase in accrued compensation		17,455
Net Cash Used By Operating Activities	$	(151,243)
Cash Flows from Financing Activities:		
Distributions		(74,589)
Issuance of subordinated loan		250,000
Net Cash Provided by Financing Activities	$	175,411
Net Increase in Cash		24,168
Cash		
Beginning of Year		197,860
End of Year	$	222,028
Supplemental Cash Flow Disclosures		
Cash paid during the year for interest	$	13,542
Puerto Rico income tax payments		90,037

The accompanying notes are an integral part of these financial statements.

Nationwide Planning Associates, Inc.
Statement of Changes in Liabilities Subordinated to Claims of General Creditors
For the Year Ended December 31, 2024

Balance at December 31, 2023	$	-
Increases:		
Issuance of subordinated loan		250,000
Balance at December 31, 2024	$	250,000

The accompanying notes are an integral part of these financial statements.

Nationwide Planning Associates, Inc.
Statement of Changes in Stockholders' Equity
For the Year Ended December 31, 2024

Balance, December 31, 2023	$ 1,256,292
Distributions	(74,589)
Net loss	(454,139)
Balance, December 31, 2024	$ 727,564

The accompanying notes are an integral part of these financial statements.

Nationwide Planning Associates, Inc.
Notes to Financial Statements
December 31, 2024

NOTE A - Organization and Summary of Significant Accounting Policies

Organization and Description of Business: Nationwide Planning Associates, Inc. (the "Company"), is a New Jersey corporation formed in October 1992. Its principal business activity is selling mutual funds, variable annuities, individual equity and fixed income securities, and insurance products.

The Company is a securities broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA").

The Company does not carry customer accounts or perform custodial functions related to customer securities. Customers of the Company are introduced to a carrying broker-dealer (clearing broker) on a fully disclosed basis.

Cash: The Company maintains its cash accounts in a high credit quality financial institution. Balances at times may exceed federally insured limits.

Property and Equipment: Property and equipment is recorded at cost. Depreciation is provided by use of straight-line methods over the estimated useful lives of the respective assets. Maintenance and repairs are charged as expenses as incurred; major renewals and betterments are capitalized. When items are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gain or loss is included in the results of operations.

Income Taxes: The Company is taxed as an S-corporation. Therefore, the income or losses of the Company flow through to its stockholders and no federal or state income taxes are recorded in the accompanying financial statements. Although the Company as an S-corporation generally is not subject to income tax at the Company level, the Company is subject to the dispositions of the Internal Revenue Code of Puerto Rico for its Puerto Rican sourced income.

The Company has adopted the provisions of Financial Accounting Standards Board Accounting Standards Codification 740-10 ("ASC 740-10"), Accounting for Uncertainty in Income Taxes. Under ASC 740-10, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. A tax position includes an entity's status, including its status as a pass-through entity, and the decision not to file a return. The Company has evaluated each of its tax positions and has determined that no provision or liability for uncertain tax positions is necessary.

NOTE A - Organization and Summary of Significant Accounting Policies (Continued)

Estimates: Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets, liabilities, revenues and expenses. Actual results could vary from the estimates that were assumed in preparing the financial statements.

Revenue from Contracts with Customers: Revenue from contracts with customers includes commission and concession income and private placement services. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgement is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; whether revenue should be presented gross or net of certain costs; and whether constraints on variable consideration should be applied due to uncertain future events.

The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission and other transactional based fees. Commissions and fees charged to customers as well as related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership of the securities have been transferred to/from the customer.

Private placement revenue primarily consists of selling commissions and marketing allowance fees for the sale of interests in an offering. The Company recognizes private placement revenue upon the sale of each interest as this satisfies the only performance obligation identified by the Company.

Mutual funds or pooled investment vehicles (collectively, "funds") have entered into agreements with the Company to distribute/sell its shares to investors. The Company may receive distribution fees paid by the funds upfront, over time, upon the investor's exit from the fund (that is, a contingent deferred sales charge), or as a combination thereof. The Company believes its performance obligation is the sale of securities to investors and as such this is fulfilled on the trade date. Any fixed amounts are recognized on the trade date and variable amounts are recognized to the extent it is probable that a significant revenue reversal will not occur once the uncertainty is resolved. For variable amounts, as the uncertainty is dependent on the value of the shares at future points in time as well as the length of time the investor remains in the fund, both of which are highly susceptible to factors outside the Company's influence, the Company does not believe that it can overcome this constraint until the market value of the fund and the investor activities are known, which are usually quarterly or monthly.

NOTE A - Organization and Summary of Significant Accounting Policies (Continued)

Date of Management's Review: Subsequent events were evaluated through the date the financial statements were issued.

Accounts Receivable: Accounts receivable are non-interesting-bearing uncollateralized obligations receivable in accordance with the terms agreed upon with each customer. The Company regularly reviews its accounts receivable for any uncollectible amounts. The review for uncollectible amounts is based on an analysis of the Company's collection experience, customer credit worthiness, and current economic trends. Based on management's review of accounts receivable, no allowance for credit losses is considered necessary.

NOTE B - Net Capital

The Company, as a registered broker dealer, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2024, the Company had net capital of $302,430 which was $221,165 in excess of its required net capital of $81,265 and its ratio of aggregate indebtedness to net capital was 4.03 to 1.00.

NOTE C - Off Balance Sheet Risk

In the normal course of business, the Company's customers execute securities transactions through the Company. These activities may expose the Company to off balance sheet risk in the event the customer or the other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

NOTE D - Clearing Agreement

The Company has an agreement with a clearing broker to execute and clear, on a fully disclosed basis, customer accounts of the Company. In accordance with this agreement, the Company is required to maintain a deposit in cash or securities. The deposit is refundable if, and when, the Company ceases doing business with the clearing broker.

The receivable from the clearing broker consists of commissions receivable as well as funds held in various accounts. The receivable is considered fully collectible at December 31, 2024, and no allowance is required.

NOTE E - Leases

The Company has obligations for office space with initial noncancelable terms in excess of one year. The Company recognizes and measures its leases in accordance with FASB ASC 842, Leases. The Company recognizes a lease liability and a right of use (ROU) asset on its balance sheet by recognizing the lease liability of all such leases based on the present value of future lease payments. The Company uses an incremental borrowing rate based on what it would approximately have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment. The ROU asset is subsequently measured throughout the lease term at the amount of the remeasured lease liability (present value of the remaining lease payments) less the unamortized balance of lease incentives received. Lease costs for lease payments are recognized on a straight-line basis over the lease terms.

The Company has elected, for all underlying classes of assets, to not recognize ROU assets and lease liabilities for short-term leases that have initial noncancelable terms of 12 months or less at lease commencement, and do not include an option to purchase the underlying asset the Company is reasonably certain to exercise. The Company recognizes lease costs associated with short-term leases on a straight-line basis over the lease terms.

Maturity of the lease liability under the noncancelable operating leases with initial noncancelable terms in excess of one year are as follows:

2025	111,150
2026	113,841
2027	116,613
2028	100,268
2029	76,842
Total	$518,714

Total undiscounted lease payments	$518,714
Less imputed interest	(19,571)
Total lease liability	$499,143
Weighted average remaining lease term:	
Operating leases	4.56 years
Weighted average discount rate:	
Operating Leases	6.11%

NOTE E - Leases (Continued)

The Company's office space leases require it to make variable payments for the Company's proportionate share of operating expenses (i.e., building property taxes, insurance, and common area maintenance). These variable lease payments are not included in lease payments used to determine the lease liability and are thus recognized as variable costs when incurred.

The total lease cost including variable costs associated with all leases for the year ended December 31, 2024 was $496,065.

The operating lease liability exceeds the operating lease ROU asset due to an unamortized lease incentive.

NOTE F - Income Taxes

The Company records deferred tax assets and liabilities based on differences between the financial reporting and tax bases of assets and liabilities for its Puerto Rican operations, which are measured using the enacted tax rates and laws in effect when the differences are expected to be reversed.

The provision for Puerto Rico income taxes is recorded as the current tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities.

The provision for Puerto Rico income taxes is summarized as follows:

Current income tax expense	$ -
Deferred income tax benefits	-
Total provision for Puerto Rico income taxes	$ -

The Company's income tax receivable at December 31, 2024 in the amount of $191,829 arises from income tax withholdings by Puerto Rico that are to be refunded to the Company.

NOTE G - Retirement Plan

The Company has an employer sponsored 401(k) plan which is offered to all eligible employees. There were no employer contributions expensed by the Company for the year ended December 31, 2024.

NOTE H - Contingencies

The Company is subject to arbitrations and litigation in the normal course of business. The Company has claims with customers that are in progress at December 31, 2024, as defendant.

NOTE H - Contingencies (Continued)

The Company establishes accruals for legal actions when potential losses associated with the actions become probable and the costs can be reasonably estimated. For such accruals, the Company records the amount considered to be the best estimate within a range of potential losses that are both probable and estimable; however, if the Company cannot determine a best estimate, then the low end of the range of those potential losses is recorded. The actual costs of resolving legal actions may be substantially higher than the amounts accrued for those actions. The Company is unable to reasonably estimate the possible loss that could be sustained from the claims made by customers because of the unpredictability of the legal process and the lack of sufficient information regarding the merits of the claims. Consequently, no accrual for potential loss has been recorded in the financial statements.

The Company has accrued $289,438 for the expected costs of settling these claims that has been included in accounts payable and accrued expenses within the accompanying statement of financial condition.

NOTE I - Related Party Transactions

The Company has a shared services agreement with a related company owned by the Company's stockholders. The Company provides the related company with administrative staff, office space and other operating support services in exchange for fees. Fees recognized by the Company under the agreement for 2024 were approximately $444,975 and have been included in other income in the accompanying statement of operations. Approximately $266,775 of amounts payable to the Company arising from this agreement were forgiven by the Company and have been included in other expenses in the accompanying statement of operations.

Separately, the related company with whom the Company has a shared services agreement at times pays for certain operating expenses on behalf of the Company for which it subsequently seeks reimbursement or forgives the amount to which it is entitled to be reimbursed. During 2024, the related company forgave amounts owed to it by the Company for its payment of such expenses in the amount of $200,000. This amount has been included in other income in the accompanying statement of operations.

The Company has a lease agreement for office space with initial noncancelable terms of less than one year with a separate related company owned by the Company's stockholders. The Company expensed approximately $263,928 during the year ended December 31, 2024, pursuant to this agreement.

Financial position and results of operations could differ from the amounts in the accompanying financial statements if these related party transactions did not exist.

NOTE J - Liabilities Subordinated to the Claims of General Creditors

The $250,000 subordinated loan represents a loan subordinated to the claims of general creditors as of December 31, 2024. The subordinated loan is covered by an agreement approved by FINRA and is thus available in computing net capital under the Securities and Exchange Commission's uniform net capital rule. To the extent that such borrowing is required for the Company's continued compliance with minimum net capital, it may not be repaid. The subordinated borrowing is with a related party and bears interest at an annual rate of 15%.

The subordinated loan will mature on the later of August 31, 2025, or when the lender provides notice to the Company of its desire to terminate the loan agreement.

NOTE K - Segment Reporting

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of several classes of services, including retail brokerage and private placement of securities. The Company has identified its Founder as the chief operating decision maker ("CODM"), who uses net income or loss to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note B), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay distributions. The Company's operations constitutes a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies.

NOTE L - Net Loss

The Company incurred a loss during the year ended December 31, 2024. The Company's stockholders have represented that they intend to make capital contributions as needed to ensure the Company's survival through at least one year from the date of the independent registered public accounting firm's report.

Management expects the Company to continue as a going concern and the accompanying financial statements have been prepared on a going-concern basis without adjustments for realization in the event that the Company ceases to continue as a going concern.

Nationwide Planning Associates, Inc.

Supplemental Information

Schedule I
Nationwide Planning Associates, Inc.

Computation of Net Capital Under Rule 15c3-1
Of the Securities and Exchange Commission Act of 1934
As of December 31, 2024

NET CAPITAL:

Total stockholders' equity	$	727,564
Plus subordinated loan		250,000
Less non-allowable assets:		
Income tax receivable		191,829
Property and equipment, net		305,605
Deposits		27,688
Prepaid Expenses		55,960
Accounts receivable, net of related commissions payable		90,467
Total Deductions		(671,549)
Net capital before haircuts	$	306,015
Less haircuts for customer unsecured debit positions		(3,585)
Net Capital	$	302,430
Minimum dollar net capital	$	50,000
Minimum net capital based on aggregate indebtedness	$	81,265
Excess net capital	$	221,165
Aggregate indebtedness	$	1,218,975
Ratio of aggregate indebtedness to net capital		4.03 to 1.00

There is no significant difference between the Company's computation of net capital above and its amended Part IIA of Form X-17A-5 as of December 31, 2024.

Schedule II
Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2024

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(ii) of the rule.

With respect to the Computation for Determination of Reserve Requirements under Rule 15c3-3, the Company also does not claim an exemption from Rule 15c3-3 pertaining to certain other business activities that the Company performs in reliance upon Footnote 74 of the SEC Release No. 34-70073. The Company does not hold customer funds or securities.

Schedule III
Information Relating to the Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2024

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(ii) of the rule.

With respect to the Information Relating to the Possession or Control Requirements under Rule 15c3-3, the Company also does not claim an exemption from Rule 15c3-3 pertaining to certain other business activities that the Company performs in reliance upon Footnote 74 of the SEC Release No. 34-70073. The Company does not hold customer funds or securities.

RUBIO CPA, PC

CERTIFIED PUBLIC ACCOUNTANTS

3500 Lenox Road NE
Suite 1500
Atlanta, GA 30326
770-690-8995

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders of
Nationwide Planning Associates, Inc.

We have reviewed management's statements included in the accompanying Broker Dealers Annual Exemption Report in which (1) Nationwide Planning Associates, Inc. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Nationwide Planning Associates, Inc. claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(ii) (the "exemption provisions"); and, (2) Nationwide Planning Associates, Inc. stated that Nationwide Planning Associates, Inc. met the identified exemption provisions throughout the most recent fiscal year with exceptions as noted in the exemption report. Nationwide Planning Associates, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Nationwide Planning Associates, Inc. also filed its Exemption Report as a Non-Covered Firm relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because Nationwide Planning Associates, Inc. limits its other business activities to effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to Nationwide Planning Associates, Inc. and Nationwide Planning Associates, Inc. (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to Nationwide Planning Associates, Inc.); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year ended December 31, 2024, with exceptions as noted in the exemption report.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Nationwide Planning Associates, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii), of Rule 15c3-3 under the Securities Exchange Act of 1934 as well as in Footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5.

March 28, 2025
Atlanta, GA



Rubio CPA, PC



32-16 Broadway, Floor 2
Fair Lawn, NJ 07416
Phone (201) 476-0029 Fax (201) 476-0132

NATIONWIDE PLANNING ASSOCIATES, INC.'S EXEMPTION REPORT

Nationwide Planning Associates, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1) The Company claimed an exemption from the provisions of Rule 15c3-3 under the Securities and Exchange Act of 1934, pursuant to paragraph (k)(2)(ii) of the Rule.

2) The Company met the identified exemption provisions throughout the most recent fiscal year ended December 31, 2024, with exceptions noted below.

3) The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17C.F.R§240.17a-5 are limited to effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year ended December 31, 2024, with exceptions noted below.

Item	Exception	Date	Description
1	Customer check forwarded 4 business days after taking receipt from the firm's Hackensack (CRD# 442005) registered location.	1/6/2024	The firm identified the exception during the branch audit and has taken corrective action.
2	Customer check forwarded 10 business days after taking receipt from the firm's Hackensack (CRD# 442005) registered location.	1/8/2024	The firm identified the exception during the branch audit and has taken corrective action.
3	Customer check forwarded 2 business days after taking receipt from the firm's main Fair Lawn office (CRD# 258203) registered location.	1/12/2024	The firm identified the exception during the branch audit and has taken corrective action.
4	Customer check forwarded 4 business days after taking receipt from the firm's main Fair Lawn office (CRD# 258203) registered location.	2/6/2024	The firm identified the exception during the branch audit and has taken corrective action.
5	Customer check forwarded 7 business days after taking receipt from the firm's Hackensack (CRD# 442005) registered location.	2/19/2024	The firm identified the exception during the branch audit and has taken corrective action.
6	Customer check forwarded 5 business days after taking receipt from the firm's Hackensack (CRD# 442005) registered location.	2/19/2024	The firm identified the exception during the branch audit and has taken corrective action.
7	Customer check forwarded 8 business days after taking receipt from the firm's main Fair Lawn office (CRD# 258203) registered location.	2/23/2024	The check was accompanied with new account paperwork. There was a required form missing from the paperwork which delayed the processing of the paperwork and check.
8	Customer check forwarded 8 business days after taking receipt from the firm's main Fair Lawn office (CRD# 258203) registered location.	2/23/2024	The check was accompanied with new account paperwork. There was a required form missing from the paperwork which delayed the processing of the paperwork and check.
9	Customer check forwarded 5 business days after taking receipt from the firm's Hackensack (CRD# 442005) registered location.	3/27/2024	The firm identified the exception during the branch audit and has taken corrective action.
10	Customer check forwarded 2 business days after taking receipt from the firm's Hasbrouck Heights (CRD# 179308) registered location.	4/1/2024	The firm identified the exception during the branch audit and has taken corrective action.

11	Customer check forwarded 2 business days after taking receipt from the firm's main Fair Lawn office (CRD# 258203) registered location.	6/26/2024	The firm identified the exception during the branch audit and has taken corrective action.
12	Customer check forwarded 2 business days after taking receipt from the firm's main Fair Lawn office (CRD# 258203) registered location.	6/26/2024	The firm identified the exception during the branch audit and has taken corrective action.
13	Customer check forwarded 5 business days after taking receipt from the firm's Hasbrouck Heights (CRD# 179308) registered location.	7/29/2024	The firm identified the exception during the branch audit and has taken corrective action.
14	Customer check forwarded 2 business days after taking receipt from the firm's Hackensack (CRD# 442005) registered location.	9/19/2024	The firm identified the exception during the branch audit and has taken corrective action.
15	Customer check forwarded 2 business days after taking receipt from the firm's Hackensack (CRD# 442005) registered location.	11/7/2024	The firm identified the exception during the branch audit and has taken corrective action.
16	Customer check forwarded 2 business days after taking receipt from the firm's Hackensack (CRD# 442005) registered location.	11/7/2024	The firm identified the exception during the branch audit and has taken corrective action.
17	Customer check forwarded 2 business days after taking receipt from the firm's Mayaguez (CRD# 637887) registered location.	12/4/2024	Check was accompanied with new brokerage account paperwork. The account was opened next day on 12/6/2024 thus why check was not deposited until then.
18	Customer check forwarded 2 business days after taking receipt from the firm's Hackensack (CRD# 442005) registered location.	12/7/2024	The firm identified the exception during the branch audit and has taken corrective action.
19	Customer check forwarded 2 business days after taking receipt from the firm's Huntington (CRD# 300368) registered location.	12/13/2024	The firm identified the exception during the branch audit and has taken corrective action.

Michael J. Karalewich, CFP®
Chief Executive Officer
March 20, 2025